United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

May 2012

Vale S.A.

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐	No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐	No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

Press Release

Vale approves Disclosure Policy

Rio de Janeiro, May 25, 2012 — Vale S.A. (Vale) announces that its Board of Directors approved the new Vale’s Disclosure Policy, which replaces the current policy approved on July 24, 2002. The new Policy is on our website www.vale.com/investor relations/corporate governance.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Fernando Frey: fernando.frey@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Samantha Pons: samantha.pons@vale.com

Thomaz Freire: thomaz.freire@vale.com

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.

On May 24, 2012, at 9:30 am, Messrs. Ricardo José da Costa Flores — Chairman, Nelson Henrique Barbosa Filho, José Ricardo Sasseron, Robson Rocha, Fuminobu Kawashima, Paulo Soares de Souza and José Mauro Mettrau Carneiro da Cunha, and the alternates Messrs. Eduardo de Oliveira Rodrigues Filho and Paulo Sergio Moreira da Fonseca, and also Mr. Clovis Torres as a secretary, met, ordinarily, at Avenida Dante Michelini, 5.500, Prédio da Valer, Auditório Monteiro Lobato, Jardim Camburí, Complexo de Tubarão, Vitória, ES. Therefore, the Board of Directors has unanimously resolved upon the following: “DISCLOSURE POLICY REFORM - The Board of Directors, upon the Governance and Sustainability Committee favorable report, approved the reform of the Disclosure Policy of Vale, which is effective as Annex I to this minutes. I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.”

Rio de Janeiro, May 24, 2012.

Clovis Torres

Secretary

DISCLOSURE POLICY OF VALE S.A.

1. PRINCIPLES AND SCOPE

1.1. The Disclosure Policy regulates the disclosure of material information of Vale S.A. (Vale) and its subsidiaries and is based upon the following basic principles:

(a) Transparency, information symmetry, uniformity of treatment and respect for investors’ rights.

(b) Adherence to best global practices of investor relations; and

(c) Compliance with the specific laws and regulations of Brazil, the United States of America, France and Hong Kong, the regulations of the Comissão de Valores Mobiliários (CVM), of Brazil, the Securities and Exchange Commission (SEC), of the United States of America, the Autorité des Marchés Financiers (AMF), of France, and Securities and Futures Commission (SFC), of Hong Kong, henceforth referred as “regulatory agencies”, and the regulations of the stock exchanges in which Vale’s securities are listed and traded.

1.2. Vale shall make public strategic, administrative, technical, business, financial or economic information capable of affecting the prices of its securities and/or influencing investors’ decisions to hold, buy or sell its securities or to exercise any shareholder rights (Material Information), in accordance with the applicable rules enacted by the regulatory agencies and the Stock Exchange Commissions above mentioned.

1.3. The Disclosure Policy establishes mandatory guidelines that shall be observed by Vale’s controlling shareholder, members of the Board of Directors, Fiscal Council and Advisory Committees, Executive Officers, management of Vale, management of its subsidiaries and by any other person who, due to his or her job, function or title at Vale and/or its subsidiaries, has knowledge of Material Information about Vale.

1.4. The persons identified in item 1.3 above shall be hereinafter referred to, collectively or individually, as Affected Persons.

1.5. The Affected Persons shall execute the respective Term of Acceptance, that will be kept in file in Vale’s headquarters insofar its signatory maintains its relationship with Vale, and, for five years, at least, after the discharge of his or her professional duty.

1.6. Publicly traded companies that are controlled by Vale shall adopt this Policy, with such adjustments as may be required to reflect local law and regulations applicable to such companies and the markets in which their securities trade.

2. INTERNAL PROCEDURES FOR THE DISCLOSURE OF INFORMATION

2.1. Vale’s Chief Financial and Investor Relations Officer (CFO) has the primary responsibility for the disclosure of Material Information. Vale’s controlling shareholders, members of the board of directors, fiscal council and advisory committees, and executive officers shall report any material act or fact they become aware of to the CFO, who will provide for its prompt disclosure.

2.2. Without prejudice to item 2.1, Vale has created a Disclosure Committee in order to assure compliance with the Disclosure Policy, as well as with the laws and regulations applicable to Vale. The duties of the Disclosure Committee include:

(a)          Verifying the existence of any Material Information to be publicly disclosed and assuring its full, prompt and simultaneous global dissemination, particularly in all markets where Vale’s securities are traded;

(b)         Overseeing and approving any notices to global capital markets of any Material Information, as well as checking the need for potential corrections and revisions;

(c)          Discussing any potential postponement of disclosure of Material Information in cases where prompt disclosure would adversely affect the interests of Vale;

(d)         Monitoring developments or changes in the businesses of Vale or its subsidiaries in order to determine the need for disclosure of Material Information; and

(e)          Assessing market rumors and/or speculations about Vale and reviewing the necessity of issuing a response or other communication to global capital markets.

2.3. The Disclosure Committee is presided over by Vale’s Chief Executive Officer (CEO) and is comprised of the following members: the CFO, the General Counsel, the Officer of the Department of Investor Relations and Global Controller’s Officer.

2.4. Any Affected Person aware of any Material Information shall report such information immediately to the CFO and/or the Officer of the Department of Investor Relations.  Only the members of the Disclosure Committee, the individuals expressly authorized by the Disclosure Committee in a specific case and the members of the Department of Investor Relations shall be authorized to disclose Material Information.

2.5. The Department of Investor Relations has primary responsibility for the preparation of communications to the capital markets, which shall be necessarily reviewed and approved by at least 2 (two) members of the Disclosure Committee, by the business area involved and, if necessary, by the Global Controller Department and/or the General Counsel. In particular, whenever such disclosure involves: a) shareholders’ agreement; (b) listing and delisting of securities issued by Vale; (c) acquisition, merger, consolidation, spin-off or split of entities; (d) stock option plans or matching program; (e) amendment of Vale’s By-Laws or appointment/dismissal of senior management; (f) buy back of securities; (g) law suit or administrative proceeding; (h) public offering of securities issued by Vale; (i) exceptional circumstances related to commercial agreements; the draft of the related Material Information shall be presented for the revision and approval of the General Counsel prior to its disclosure.

2.6. All public communications to be made by Vale’s subsidiaries, including press releases and financial reports, shall be reviewed and approved by the Investor Relations Officer prior to its disclosure.

2.7. Any authorization for the use of the name of Vale and/or any of its subsidiaries in public communications by any person that is a party to a transaction and/or partner with Vale and/or its subsidiaries shall be given to such person by the Disclosure Committee, through the Department of Investor Relations.

2.8. At meetings or audio/video conferences with capital markets participants, Vale may be represented by its CEO, CFO, any other Executive Officer, a member of the Department of Investor Relations, and any other person authorized by the CEO or the CFO.

2.9. Material information shall be disclosed to the capital markets simultaneously according to item 2.10. All relevant non-public information that is disclosed, whether intentionally or unintentionally to analysts, investors, journalists or to any other person who is not (i) a member of Vale’s Board of Directors, Fiscal Council or Advisory Committees; (ii) an Executive Officer or (ii) an employee of Vale or its subsidiaries with direct involvement in the matter in question, shall be immediately disclosed to the general public in accordance with the applicable rules and regulations.

2.10. Disclosure of Material Information shall be made before the opening or after the closing of the trading sessions of the stock exchanges in which the securities of Vale are traded.  In the event such disclosure must be carried out during the trading session, the CFO shall seek authorization from the stock exchanges or other appropriate regulatory body prior to the disclosure of such information or, where necessary, apply for a suspension of trading in the securities of Vale on any relevant stock exchange pending disclosure.

2.11. Until the applicable time of public disclosure, access to Material Information shall be limited to professionals at Vale who are directly involved with the matter in question. These professionals must properly safeguard and keep confidential such information until its public disclosure and ensure that employees and other parties that provide services to Vale pursuant to confidentiality agreements undertake the same measures.  Such professionals shall share responsibility in the event of noncompliance by such associates and other persons. Also, such professionals are subject to confidentiality agreement entered into with Vale.

2.12. In exceptional circumstances, disclosure of Material Information may be delayed when Vale’s controlling shareholder, Directors or Executive Officers believe that disclosure would adversely affect Vale’s legitimate interests.  In such event, access to the information not disclosed must be limited to the persons who have a reasonable need to be aware of such information.

2.13. In exceptional circumstances, Vale may report to its primary regulator, CVM, its decision to maintain certain Material Information confidential due to the adverse impact disclosure would have on Vale’s legitimate interests.

2.14.                        Market rumors and/or speculation about potentially Material Information about Vale and/or its subsidiaries shall be reported to the Disclosure Committee. Should Material Information leak or an atypical oscillation of the securities’ quotation, price or traded quantity occurs, the CFO shall immediately disclose such information to the public.

3. PERFORMANCE GUIDANCE

3.1. Neither Vale nor its subsidiaries shall disclose any quantitative estimates and/or forecasts of its future financial performance.

3.2. Vale, by decision of the Disclosure Committee, may disclose forecasts relating to the condition of any market in which it operates, clearly presenting the premises supporting such forecasts, and accompanied by the following disclaimer:

This press release may include statements that present Vale’s expectations about future events or results.  All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

4. DISCLOSURE CHANNELS

4.1. In cases of material acts or facts, Vale shall arrange for the disclosure of Material Information in Brazilian newspapers with broad circulation as normally used by Vale. Pursuant to the applicable laws and regulations issued by the regulatory agencies and stock exchanges in which Vale securities are traded to assure prompt and simultaneous global disclosure, Vale shall disclose information to capital markets through the channels described below.

4.2. Material Information shall be circulated simultaneously and globally, by electronic means and through the use of wire services, in the Portuguese, English and Chinese languages, and filed promptly with the regulatory agencies and the stock exchanges in which Vale’s securities are listed and traded in the manner required by their rules (and posted on the websites of such regulatory agencies and/or stock exchanges), custodian agents, the depository agents of Vale’s American Depositary Receipts (ADRs) and Hong Kong Depositary Receipts (HDRs), capital markets participants, and news agencies. All press releases will also be posted in the investor relations page on Vale’s website as mentioned in item 4.5 below.

4.3. Conference calls and webcasts shall be conducted every three months for the disclosure of results and extraordinarily, as necessary. Prior notice of such events shall be previously announced to capital markets, indicating the date, time and telephone numbers for connection. These conference calls and webcasts shall be recorded and made available on Vale’s website (www.vale.com/investors), for 90 (ninety) days following the event.

4.4. At the discretion of Vale’s senior management, public meetings with capital markets participants shall be held with simultaneous transmission via web cast. Vale shall publicly announce, prior to any such meeting, the date, time and place of such event. No unpublished price-sensitive information shall be released during such meetings.

4.5. Vale’s website, www.vale.com/investors, in its Portuguese, English and Chinese versions, is an important channel for the public distribution of information. Press releases, presentations, data on operational and financial performance, corporate events, dividend payments and issuance of debt securities, annual reports, quarterly and annual financial statements and documents filed with or required to be publicly disclosed by the regulatory agencies and the stock exchanges in which Vale’s securities are listed and traded, prices of Vale’s shares and depositary receipts, and answers to the most frequently asked questions shall be regularly posted on Vale’s website, www.vale.com/investors. Vale shall take affirmative steps to advise capital markets participants about the availability of such information on its website.

4.6. At the discretion of Vale’s management, Vale shall actively participate in investor conferences, roadshows and meetings around the world, as well as shall promote visits to its operations and investor events, whether or not in connection with the issuance of securities.

5. DISCLOSURE OF INFORMATION ON THE ACQUISITION OF RELEVANT STAKE

5.1. Any direct or indirect controlling shareholder, and any shareholder that has appointed a member to the Board of Directors or of the Fiscal Council, and any person, either an individual or a legal entity, or group of persons acting jointly, which, directly or indirectly, acquires or sells a relevant interest equivalent to an increase or decrease of 5% (five percent) or more of a kind or class of shares of Vale’s capital share, in accordance with article 12 of CVM Instruction 358, shall immediately submit to Vale a communication including the following information:

(a) Name and qualification of the acquiring party, including the number of the respective enrollment at the Brazilian Taxpayer Registry, when applicable;

(b) Purpose of the acquisition and the total quantity targeted, including, as the case may be, a declaration of the acquiring party that such acquisitions are not aimed at a change of control or a change in the administrative structure of Vale;

(c) Number of shares, convertible debentures, subscription bonus, as well as any securities or convertibles subscription rights or purchase options, per kind and class, already held, directly or indirectly, by the acquiring party or person related to such acquiring party;

(d) Number of convertible debentures already held, directly or indirectly, by the acquiring party or person related to such acquiring party, including the number of shares in connection with any possible conversion, per kind and class; and

(e) Indication of any agreement or contract governing the right to vote, purchase or sell such securities issued by Vale.

5.2. The reporting obligations mentioned above shall always consider the aggregate transactions, including those carried out indirectly through third parties, such as:

(i) companies in which such investor has a direct or indirect control;

(ii) trustees;

(iii) private exclusive investment funds; and

(iv) investment funds in which the trading decisions of the investment fund manager are influenced by such investor.

5.3. The CFO shall immediately report to the applicable regulatory bodies and stock exchanges, the information received in accordance with item 5.1 above, and shall ensure that any necessary update of the Brazilian Annual Report (Formulário de Referência) form is made within 7 (seven) business days.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: May 25, 2012		Roberto Castello Branco
Director of Investor Relations